UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 31)1

Aerojet Rocketdyne Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.10

(Title of Class of Securities)

007800 10 5

(CUSIP Number)

Warren G. Lichtenstein

Steel Partners Holdings L.P.

590 Madison Avenue, 32nd Floor

New York, New York 10022

(212) 520-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 2, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 007800 10 5

1	NAME OF REPORTING PERSON

STEEL PARTNERS HOLDINGS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,949,496
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,949,496
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,949,496
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 007800 10 5

1	NAME OF REPORTING PERSON

SPH GROUP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,949,496
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,949,496
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,949,496
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 007800 10 5

1	NAME OF REPORTING PERSON

SPH GROUP HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		466,924
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

466,924
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

466,924
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

LESS THAN 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 007800 10 5

1	NAME OF REPORTING PERSON

STEEL PARTNERS HOLDINGS GP INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,949,496
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,949,496
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,949,496
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9%
14	TYPE OF REPORTING PERSON

CO

5

CUSIP No. 007800 10 5

1	NAME OF REPORTING PERSON

WEBFINANCIAL HOLDING CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,482,572
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,482,572
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,482,572
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.3%
14	TYPE OF REPORTING PERSON

CO

6

CUSIP No. 007800 10 5

1	NAME OF REPORTING PERSON

STEEL EXCEL, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		465,427
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

465,427
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

465,427
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

LESS THAN 1%
14	TYPE OF REPORTING PERSON

CO

7

CUSIP No. 007800 10 5

1	NAME OF REPORTING PERSON

STEEL PARTNERS LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		60,546
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

60,546
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

60,546
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

LESS THAN 1%
14	TYPE OF REPORTING PERSON

CO

8

CUSIP No. 007800 10 5

1	NAME OF REPORTING PERSON

WARREN G. LICHTENSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		207,953
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		60,546
PERSON WITH	9	SOLE DISPOSITIVE POWER

207,953
	10	SHARED DISPOSITIVE POWER

60,546
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

268,499
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

LESS THAN 1%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP No. 007800 10 5

1	NAME OF REPORTING PERSON

JAMES R. HENDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		48,107
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

48,107
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

48,107
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

LESS THAN 1%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP No. 007800 10 5

1	NAME OF REPORTING PERSON

JOANNE M. MAGUIRE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

11

CUSIP No. 007800 10 5

1	NAME OF REPORTING PERSON

AUDREY A. MCNIFF
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,112
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,112
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,112
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

LESS THAN 1%
14	TYPE OF REPORTING PERSON

IN

12

CUSIP No. 007800 10 5

1	NAME OF REPORTING PERSON

AIMEE J. NELSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

13

CUSIP No. 007800 10 5

1	NAME OF REPORTING PERSON

MARTIN TURCHIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		120,566
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

120,566
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

120,566
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

LESS THAN 1%
14	TYPE OF REPORTING PERSON

IN

14

CUSIP No. 007800 10 5

1	NAME OF REPORTING PERSON

HEIDI R. WOOD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

15

CUSIP No. 007800 10 5

1	NAME OF REPORTING PERSON

MARK A. TUCKER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		84,147
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

84,147
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

84,147
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

LESS THAN 1%
14	TYPE OF REPORTING PERSON

IN

16

CUSIP No. 007800 10 5

1	NAME OF REPORTING PERSON

TINA W. JONAS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

17

CUSIP No. 007800 10 5

1	NAME OF REPORTING PERSON

VICE ADMIRAL MATHIAS W. WINTER, USN (RET.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

18

CUSIP No. 007800 10 5

The following constitutes Amendment No. 31 to the Schedule 13D filed by the undersigned (“Amendment No. 31”). This Amendment No. 31 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by Steel Partners Holdings L.P., a Delaware limited partnership (“Steel Holdings”), SPH Group LLC, a Delaware limited liability company (“SPHG”), SPH Group Holdings LLC, a Delaware limited liability company (“SPHG Holdings”), Steel Partners Holdings GP Inc., a Delaware corporation (“Steel Holdings GP”), WebFinancial Holding Corporation, a Delaware corporation (“WebFinancial”), Steel Excel, Inc., a Delaware corporation (“Steel Excel”), Steel Partners, Ltd., a Delaware corporation (“SPL”), Warren G. Lichtenstein, James R. Henderson, Joanne M. Maguire, Audrey A. McNiff, Aimee J. Nelson, Martin Turchin, Heidi R. Wood, Mark A. Tucker, Tina W. Jonas and Vice Admiral Mathias W. Winter, USN (Ret.). Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Steel Holdings owns 99% of the membership interests of SPHG. SPHG is the sole member of SPHG Holdings. Steel Holdings GP is the general partner of Steel Holdings, the managing member of SPHG and the manager of SPHG Holdings. SPHG owns 100% of the outstanding shares of common stock of WebFinancial. Accordingly, for purposes of this statement, each of Steel Holdings, SPHG and Steel Holdings GP may be deemed to beneficially own the Shares owned directly by WebFinancial. SPHG Holdings owns 100% of the outstanding shares of common stock of Steel Excel. Accordingly, for purposes of this statement, each of Steel Holdings, SPHG, SPHG Holdings and Steel Holdings GP may be deemed to beneficially own the Shares owned directly by Steel Excel. Mr. Lichtenstein is the Chief Executive Officer of SPL. Accordingly, for purposes of this statement, Mr. Lichtenstein may be deemed to beneficially own the Shares owned directly by SPL.

Each Reporting Person disclaims beneficial ownership of the Shares owned directly by another Reporting Person.

Set forth on Schedule A annexed to Amendment No. 25 to the Schedule 13D (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of (i) the executive officers and directors of Steel Holdings GP, (ii) the executive officers and directors of WebFinancial, (iii) the executive officers and directors of Steel Excel, and (iv) the executive officers and directors of SPL. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)       The principal business address of Steel Holdings, SPHG, SPHG Holdings, Steel Holdings GP, WebFinancial, Steel Excel, SPL and Mr. Lichtenstein is 590 Madison Avenue, 32nd Floor, New York, NY 10022. The principal business address of James R. Henderson is 222 N. Pacific Coast Highway, Suite 500, El Segundo, CA 90245. The principal business address of Audrey A. McNiff is 222 N. Pacific Coast Highway, Suite 500, El Segundo, CA 90245. The principal business address of Martin Turchin is 222 N. Pacific Coast Highway, Suite 500, El Segundo, CA 90245. The principal business address of Aimee J. Nelson is 2712 Strongs Dr, #2, Venice, CA 90291. The principal business address of Joanne M. Maguire is 569 Via Almar, Palos Verdes Estates, CA 90274. The principal business address of Heidi R. Wood is 9160 Marsh Island Drive, Vero Beach, FL 32963. The principal business address of Mark A. Tucker is 1718 Park Street, Huntington Beach, CA 92648. The principal business address of Tina W. Jonas is 5400 Old Mill Road, Alexandria, VA 22309. The principal business address of Vice Admiral Mathias W. Winter is c/o Winter Strategic Solutions LLC, 305 Lannon Court, Alexandria, VA 22304.

19

CUSIP No. 007800 10 5

(c)       Steel Holdings is a global diversified holding company that engages or has interests in a variety of operating businesses through its subsidiary companies. The principal business of SPHG Holdings is holding securities for the account of Steel Holdings. The principal business of SPHG is serving as the sole member of SPHG Holdings and other affiliates. The principal business of Steel Holdings GP is serving as the general partner of Steel Holdings, the managing member of SPHG and the manager of SPHG Holdings. WebFinancial is a holding company. Steel Excel is a global diversified company that engages or has interests in a variety of operating businesses. Warren G. Lichtenstein is Executive Chairman of Steel Holdings GP. James R. Henderson is an independent board member. Audrey A. McNiff is a retired investment banker. Martin Turchin is a non-executive Vice Chairman of CBRE Group, Inc., a commercial real estate services and investment firm. Aimee J. Nelson is a finance professional. Joanne M. Maguire is a retired aerospace executive. Heidi R. Wood is Executive Vice President, Business Development & Growth Initiatives of CAE Inc., a manufacturer of simulation technologies, modelling technologies and training services to airlines, and President of CAE Healthcare, CAE Inc.’s healthcare division. Mark A. Tucker is a management consultant. Mr. Tucker is also the former Chief Operating Officer of the Issuer. Tina W. Jonas is an independent consultant. Vice Admiral Mathias W. Winter is an independent consultant. Messrs. Lichtenstein, Henderson and Turchin and Ms. McNiff are also directors of the Issuer.

(d)       No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Each of the individuals who are Reporting Persons or listed on Schedule A is a citizen of the United States of America. Each of the entities who are Reporting Persons are organized under the laws of the State of Delaware.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On June 2, 2022, Steel Holdings delivered a letter to the Issuer nominating a slate of director candidates for election to the Board at the Issuer’s special meeting of stockholders (the “Special Meeting”) called at the request of the so-called “Committee for Aerojet Rocketdyne Shareholders and Value Maximization” led by Eileen P. Drake, Aerojet’s current Chief Executive Officer (such committee, the “Drake Committee”). Steel Holdings’ slate of nominees consists of two of the current eight existing Issuer directors – Warren G. Lichtenstein (Executive Chairman) and Martin Turchin – and six new highly-qualified independent candidates –Tina W. Jonas, Aimee J. Nelson, Joanne M. Maguire, Mark A. Tucker, Vice Admiral Mathias W. Winter, USN (Ret.) and Heidi R. Wood (collectively, the “Nominees”).

The Drake Committee has issued a notice of meeting stating that the Special Meeting will be held at 9:00 a.m., local time, on June 30, 2022, at The Portofino Hotel & Marina, 260 Portofino Way, Redondo Beach, CA, and that the record date for determining stockholders entitled to notice of and to vote at the Special Meeting will be the close of business on May 31, 2022.

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Steel Holdings’ nomination of the Nominees for election to the Board at the Special Meeting shall in no way be construed as an admission that the calling of the Special Meeting or any matters in connection therewith, including but not limited to the setting of a record date, meeting date or meeting location, are legal, valid or binding, and Steel Holdings reserve all rights to the maximum extent it is permitted to do so under applicable law to challenge any or all of the foregoing.

On June 2, 2022, Steel Holdings filed a definitive proxy statement and accompanying GREEN proxy card with the Securities and Exchange Commission to be used to solicit votes for the election of the Nominees at the Special Meeting.

Litigation Update

The Trial commenced on May 23, 2022 and concluded on May 25, 2022. The Court scheduled closing arguments for June 6, 2022 and indicated that it intended to issue a ruling by June 15, 2022.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 80,468,304 Shares outstanding, which is the total number of Shares outstanding as of April 18, 2022 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 4, 2022.

As of the close of business on the date hereof, WebFinancial owned directly 3,482,572 Shares, constituting approximately 4.3% of the Shares outstanding. By virtue of their relationships with WebFinancial, each of Steel Holdings, SPHG and Steel Holdings GP may be deemed to beneficially own the Shares owned directly by WebFinancial.

As of the close of business on the date hereof, Steel Excel owned directly 465,427 Shares, constituting less than 1% of the Shares outstanding. By virtue of their relationships with Steel Excel, each of Steel Holdings, SPHG, SPHG Holdings and Steel Holdings GP may be deemed to beneficially own the Shares owned directly by Steel Excel.

As of the close of business on the date hereof, SPHG Holdings owned directly 1,497 Shares, constituting less than 1% of the Shares outstanding. By virtue of their relationships with SPHG Holdings, each of Steel Holdings, SPHG and Steel Holdings GP may be deemed to beneficially own the Shares owned directly by SPHG Holdings.

As of the close of business on the date hereof, SPL owned directly 60,546 Shares, constituting less than 1% of the Shares outstanding. By virtue of his relationship with SPL discussed in further detail in Item 2, Warren G. Lichtenstein may be deemed to beneficially own the Shares owned directly by SPL.

As of the close of business on the date hereof, Warren G. Lichtenstein owned directly 207,953 Shares, which, together with the 60,546 Shares owned directly by SPL that Mr. Lichtenstein may also be deemed to beneficially own, constitutes less than 1% of the Shares outstanding. An additional 526,695 Shares are held by a “rabbi trust,” the receipt of which has been deferred by Mr. Lichtenstein pursuant to the Issuer’s Deferred Compensation Plan for Nonemployee Directors. Such 526,695 Shares are not deemed to be beneficially owned by Mr. Lichtenstein.

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As of the close of business on the date hereof, James R. Henderson owned directly 48,107 Shares, constituting less than 1% of the Shares outstanding. An additional 83,986 Shares are held by a “rabbi trust,” the receipt of which has been deferred by Mr. Henderson pursuant to the Issuer’s Deferred Compensation Plan for Nonemployee Directors. Such 83,986 Shares are not deemed to be beneficially owned by Mr. Henderson.

As of the close of business on the date hereof, Audrey A. McNiff owned directly 5,112 Shares, constituting less than 1% of the Shares outstanding. An additional 3,988 Shares are held by a “rabbi trust,” the receipt of which has been deferred by Ms. McNiff pursuant to the Issuer’s Deferred Compensation Plan for Nonemployee Directors. Such 3,988 Shares are not deemed to be beneficially owned by Ms. McNiff.

As of the close of business on the date hereof, Martin Turchin owned directly 108,066 Shares, constituting less than 1% of the Shares outstanding. Additionally, Mr. Turchin beneficially owned indirectly an aggregate of 12,500 Shares held in several trusts of which he is a trustee, constituting less than 1% of the Shares outstanding. An additional 5,886 Shares are held by a “rabbi trust,” the receipt of which has been deferred by Mr. Turchin pursuant to the Issuer’s Deferred Compensation Plan for Nonemployee Directors. Such 5,886 Shares are not deemed to be beneficially owned by Mr. Turchin.

As of the close of business on the date hereof, Mark A. Tucker owned directly 84,147 Shares, constituting less than 1% of the Shares outstanding.

As of the close of business on the date hereof, Mmes. Maguire, Nelson, Wood and Jonas and Vice Admiral Winter did not beneficially own any securities of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On June 2, 2022, the Reporting Persons entered into a Joint Filing and Solicitation Agreement (the “Joint Filing and Solicitation Agreement”) pursuant to which, among other things, the parties agreed (a) to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer, if applicable, (b) to solicit proxies for the election of the Nominees at the Special Meeting or the Issuer’s 2022 annual meeting of stockholders (the “Annual Meeting”), (c) that the Nominees would not execute any transactions in securities of the Issuer without the prior written consent of SPHG Holdings and its affiliates, and (d) that SPHG Holdings and its affiliates would bear all expenses incurred in connection with the parties’ activities, including approved expenses incurred by any of the parties in connection with the solicitation, subject to certain limitations. The Joint Filing and Solicitation Agreement replaced and supersedes the joint filing and solicitation agreement, dated January 28, 2022, by and among certain of the Reporting Persons containing substantially the same provisions that is attached as Exhibit 99.2 to Amendment No. 25 to the Schedule 13D. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

SPHG Holdings has entered into letter agreements (the “Indemnification Agreements”) with each of the Nominees (except Messrs. Lichtenstein and Turchin) pursuant to which it and its affiliates have agreed to indemnify such Nominees against certain claims arising from the solicitation of proxies from the Issuer’s stockholders in connection with the Special Meeting or the Annual Meeting and any related transactions. For the avoidance of doubt, such indemnification does not apply to any claims made against such Nominees in their capacities as directors of the Issuer, if so elected. A form of the Indemnification Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

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Each of the Nominees (except Messrs. Lichtenstein and Turchin) has granted certain representatives of SPHG Holdings powers of attorney (the “POAs”) to execute certain SEC filings and other documents in connection with the solicitation of proxies at the Special Meeting or Annual Meeting. A form of POA is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

Exhibit No.	Description

99.1	Joint Filing and Solicitation Agreement
99.2	Form of Indemnification Agreement
99.3	Form of POA

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 6, 2022	STEEL PARTNERS HOLDINGS L.P.

	By:	Steel Partners Holdings GP Inc. General Partner

	By:	/s/ Jack L. Howard
Jack L. Howard, President

SPH GROUP LLC

By:	Steel Partners Holdings GP Inc. Managing Member

By:	/s/ Jack L. Howard
Jack L. Howard, President

SPH GROUP HOLDINGS LLC

By:	Steel Partners Holdings GP Inc. Manager

By:	/s/ Jack L. Howard
Jack L. Howard, President

STEEL PARTNERS HOLDINGS GP INC.

By:	/s/ Jack L. Howard
Jack L. Howard, President

WEBFINANCIAL HOLDING CORPORATION

By:	/s/ Jack L. Howard
Jack L. Howard, Director

STEEL EXCEL, INC.

By:	/s/ Jack L. Howard
Jack L. Howard, Director

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STEEL PARTNERS, LTD.

By:	/s/ Jack L. Howard
Jack L. Howard, President

/s/ Jack L. Howard
JACK L. HOWARD as Attorney-In-Fact for Warren G. Lichtenstein

/s/ Jack L. Howard
JACK L. HOWARD as Attorney-In-Fact for Joanne M. Maguire

/s/ Jack L. Howard
JACK L. HOWARD as Attorney-In-Fact for Aimee J. Nelson

/s/ Jack L. Howard
JACK L. HOWARD as Attorney-In-Fact for Heidi R. Wood

/s/ Jack L. Howard
JACK L. HOWARD as Attorney-In-Fact for Mark A. Tucker

/s/ Jack L. Howard
JACK L. HOWARD as Attorney-In-Fact for Tina W. Jonas

/s/ Jack L. Howard
JACK L. HOWARD as Attorney-In-Fact for Vice Admiral Mathias W. Winter, USN (Ret.)

/s/ James R. Henderson
James R. Henderson

/s/ Audrey A. McNiff
Audrey A. McNiff

/s/ Martin Turchin
Martin Turchin

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